FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 13
to
ANNUAL REPORT

of

QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2020

SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
Title of issue	which registration	exchanges on
	is effective	which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Catherine Loubier
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz	Alain Bélanger
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	390, boulevard Charest Est
New York, N.Y. 10004-2498	Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.15) Excerpts from Section G - “The Québec Economy: Recent Developments and Outlook for 2021 and 2022” of “Budget 2021-2022 – Québec is resilient and confident – Budget Plan – March 2021”, March 25, 2021:

-	Economic outlook for Québec (table G.7);
-	Canadian financial markets (table G.10).

(99.16) Section H - “Québec’s Financial Situation” from “Budget 2021-2022 – Québec is resilient and confident – Budget Plan – March 2021”, March 25, 2021:

-	Québec’s budgetary situation;
-	Return to a balanced budget;
-	Revenue and expenditure forecasts;
-	Public infrastructure investments;
-	Appendix : Additional information.

(99.17) Section I - “The Québec Government’s Debt” from “Budget 2021-2022 – Québec is resilient and confident – Budget Plan – March 2021”, March 25, 2021:

-	Québec’s debt;
-	Financing;
-	Public and parapublic sector retirement plans;
-	Credit ratings;
-	Appendix: Change in the application of the accounting standard respecting transfer payments.

(99.18) Excerpts from “Budget Speech 2021-2022”, March 25, 2021:

-	Québec government - Summary of budgetary transactions – Preliminary results for 2020-2021 (table 1);
-	Québec government - Summary of budgetary transactions – Forecasts for 2021-2022 (table 2);
-	Québec government - Revenue – Forecasts for 2021-2022 (table 3);
-	Québec government - Expenditure – Forecasts for 2021-2022 (table 4);
-	Québec government – Expenditure by portfolio – Forecasts for 2021-2022 (table 5).

(99.19) Section C - “Report on the Application of the Legislation Respecting a Balanced Budget and the Generations Fund” from “Budget 2021-2022 - Québec is resilient and confident - Additional Information - March 2021”, March 25, 2021:

-	Balanced Budget Act;
-	Act to reduce the debt and establish the Generation Fund;
-	Appendix : Legislative requirements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 13 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Alain Bélanger
Name:	Alain Bélanger
Title:	Assistant Deputy Minister

Date: March 30, 2021